Exhibit 21

Schedule of Subsidiaries

The following is a list of the Company’s subsidiaries and includes all subsidiaries deemed significant.

1.	Black Rock Capital, Inc. (formerly Black Rock Capital, LLC), an Arkansas corporation, is a wholly owned subsidiary of the Company.

2.	RMR Operating LLC, a Texas limited liability corporation, is a wholly owned subsidiary of the Company.